Filed pursuant to Rule 433
Registration No. 333-167672

FINAL TERM SHEET

Dated October 16, 2012

Issuer:	Landwirtschaftliche Rentenbank

Title of securities:	$1,250,000,000 1.375% Notes due 2019

Status of the notes:	The notes will constitute senior, unsecured obligations of the Issuer and rank pari passu with all other senior obligations outstanding

Aggregate principal amount:	$1,250,000,000

Denomination:	$1,000 and multiples thereof

Settlement date:	October 23, 2012

Maturity date:	October 23, 2019

Interest:	1.375% p.a., payable semi-annually, accruing from settlement date, on a 30/360 day count basis, following unadjusted business day convention

Business Days:	TARGET, New York

Interest Payment Dates:	Every April 23 and October 23 of each year, commencing April 23, 2013

Issue price:	99.456%

Fees:	0.15%

Net proceeds:	$1,241,325,000

CUSIP:	515110 BH6

ISIN Number:	US515110BH61

Ratings of the Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service[2] and AAA by Fitch Ratings.

Joint Lead Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch RBC Capital Markets, LLC

Co-Lead Managers:	Credit Agricole Securities (USA) Inc. DZ BANK AG Deutsche Zentral- Genossenschaftsbank, Frankfurt am Main TD Securities (USA) LLC

Listing:	SIX Swiss Exchange

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC (including any related free-writing prospectus, preliminary prospectus supplement or preliminary pricing supplement, as applicable), for more complete information about the issuer and this offering. You may get these documents, as well as the final prospectus, prospectus supplement or pricing supplement (when completed), as applicable (such preliminary and final documentation together the Offering Documentation) for free by searching the SEC online database at: www.sec.gov (and more specifically, at the URL link http://www.sec.gov/cgi-bin/browse-edgar?company=Landwirtschaftliche&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany). Alternatively, any Joint Lead Manager participating in the offering will arrange to send you the prospectus, which you may request by emailing syndicateops@rbccm or calling +1-866-375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

1	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2	Outlook changed to “negative” on July 25, 2012.